Filed Pursuant to Rule 424(b)(3)
Registration No. 333-118134

PROSPECTUS

CITIZENS, INC.
Class A Common Stock, No Par Value
Up to 7,073,060 Shares

     This prospectus relates to the resale, from time to time, of up to 7,073,060 shares of Class A common stock, no par value of Citizens, Inc. by the selling shareholders listed elsewhere in this prospectus. See “Selling Shareholders.” We will not receive any of the proceeds from the sale of the shares offered in this prospectus. These shares include shares that are issuable from time to time upon conversion of shares of our Series A Senior Convertible Preferred Stock and upon exercise of warrants by the selling shareholders.

     Our Class A common stock is traded on the New York Stock Exchange under the symbol CIA. On October 5, 2004, the last reported sale price of our Class A common stock reported on the NYSE was $6.20.

     Our Class B common stock, no par value is privately held by one holder of record and is not publicly traded. The Class A common stock and the Class B common stock are identical in all respects except that (a) the holders of Class A common stock have the right to elect one less than a majority of our total directors, whereas the holders of Class B common stock, voting separately, have the right to elect a simple majority of the directors, and (b) cash dividends paid on each share of Class A common stock are twice the amount paid on each share of Class B common stock.

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     See “Risk Factors” which begin on page 10 for a description of certain factors which should be considered by prospective investors before purchasing shares offered in this prospectus.

The date of this Prospectus is October 6, 2004.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than contained or incorporated by reference in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by Citizens. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has not been any change in the affairs of Citizens since the date hereof.

ABOUT CITIZENS, INC.

     Citizens, Inc. operates primarily as an insurance holding company. We were incorporated in Colorado in 1977. We are a parent company that directly or indirectly owns the operating subsidiaries which are listed in the table below.

	Year	State of
Subsidiary	Incorporated	Incorporation	Business Activity
Citizens Insurance Company of America	1968	Colorado	Life Insurance

Citizens USA Life Insurance Company	1965	Illinois	Life Insurance

Citizens National Life Insurance Company	1986	Texas	Life Insurance

Computing Technology, Inc.	1965	Colorado	Data Processing

Insurance Investors, Inc.	1965	Texas	Aircraft Transportation

Funeral Homes of America	1989	Louisiana	Funeral Home

First Alliance Insurance Company	1994	Kentucky	Life Insurance

KYWIDE Insurance Management, Inc.	1997	Kentucky	Insurance Agency

Mid-American Alliance Corporation	2003	Missouri	Life Insurance

Mid-American Alliance Insurance Agency, Inc.	1980	Missouri	Insurance Agency

Mid-American Associates Agency, Inc.	2001	Missouri	Insurance Agency

Mid American Century Life Insurance Company	1983	Missouri	Life Insurance

Security Alliance Insurance Company	1996	Arkansas	Life Insurance

Security Plan Life Insurance Company	1995	Louisiana	Life Insurance

     Historically, our business has focused primarily on issuing life insurance products to residents of Latin American countries, and most of our revenues continue to be generated from this area. In addition, our domestic operations consist of a limited amount of U.S. insurance sales, as well as sales from insurance subsidiaries acquired over the past several years.

  We actively review domestic acquisition opportunities, and we consider a variety of criteria when evaluating potential acquisition candidates, including:

•	the asset base and growth opportunities related to a target;

•	insurance policy composition of a target as well as persistency and profitability of the policies;

•	the geographic market location of the target and demographics of its policyholder base;

•	opportunities to improve the efficiency of a target;

•	the effect of the acquisition on earnings per share and book value;

•	required resources to integrate or add the operations of the target; and

•	the investment required for, and opportunity costs of, the acquisition.

     Our strategy in assimilating acquisitions is to emphasize revenue growth as well as continuously review the operations of the acquired entities and streamline operations where feasible.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly, and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Those reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, telephone 1-800-SEC-0330. Copies can be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, copies may be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

     We have filed with the SEC a registration statement on Form S-3, as amended, under the Securities Act of 1933 for the shares of our Class A common stock offered for sale by the selling shareholders as described in this prospectus. In accordance with SEC rules and regulations, this prospectus does not contain all the information in the registration statement. For further information, please see the registration statement, including its exhibits. Statements contained in this prospectus concerning the provisions of documents are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by reference to the registration statement.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders sell all the shares:

•	Our Annual Report on Form 10-K filed on March 15, 2004, for the year ended December 31, 2003;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004; and

•	Our Current Reports on Form 8-K filed on July 15, 2004, August 11, 2004 and October 6, 2004.

     You can request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

Citizens, Inc.
400 East Anderson Lane
Austin, Texas 78752
(512) 837-7100
Attn: Investor Relations

     You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

FORWARD-LOOKING STATEMENTS

     Certain statements and information contained in this prospectus and that may be contained in documents we incorporate by reference are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, statements in future filings by Citizens with the SEC, in press releases, and in oral and written statements made by or with the approval of Citizens which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include: (i) projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure, and other financial items; (ii) statements of plans and objectives of Citizens or any of their management or Boards of Directors; (iii) statements of future economic performance; and (iv) statements of assumptions underlying those statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “may,” “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

     Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include: (i) the strength of foreign and U.S. economies in general and the strength of the local economies from which applications for insurance may be received; (ii) the effects of and changes in trade, monetary and fiscal policies and laws on insurance sales and operations; (iii) inflation, interest rates, market and monetary fluctuations and volatility; (iv) the timely development of and acceptance of our new products and services and perceived overall value of these products and services by existing and potential customers; (v) changes in consumer spending, borrowing and saving habits; (vi) concentrations of business from persons residing in third world countries; (vii) the ability of Citizens to consummate and integrate acquisitions; (viii) the persistency of existing and future insurance policies sold by Citizens; (ix) the dependence of Citizens on its Chairman of the Board; (x) our ability to control expenses; (xi) the effect of changes in laws and regulations, including those concerning insurance and tax, with which Citizens must comply; (xii) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board; (xiii) changes in the organization and compensation plans of Citizens; (xiv) the costs and effects of litigation and of unexpected or adverse outcomes in litigation; and (xv) the success of Citizens at managing the above risks. We have discussed in depth the risks which we face under the heading “Risk Factors” which begin on page 10 of the prospectus.

     These forward-looking statements speak only as of the date on which the statements are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which a statement is made to reflect the occurrence of unanticipated events.

RISK FACTORS

     You should consider carefully the risks described below in assessing an investment in Citizens Class A common stock.

There are a substantial number of shares of our Class A common stock eligible for future sale in the public market. The sale of these shares could cause the market price of our Class A common stock to fall.

     There were 34,935,419 shares of our Class A common stock outstanding as of August 31, 2004. The outstanding shares of our Series A-1 Convertible Preferred Stock are currently convertible into 1,726,519 shares of Class A common stock at a conversion price of $7.24 per share. And if we increase the Series A-1 Convertible Preferred Stock issue size from its existing $12.5 million to up to a maximum of $25 million, then an additional 1,726,519 shares of our Class A common stock may be issuable upon conversion of the Series A-1 Convertible Preferred Stock. Holders of the Series A-1 Convertible Preferred Stock will receive a 4% annual dividend that is payable by issuing Class A common stock. In addition, our Series A-1 Convertible Preferred Stock owners hold warrants to acquire Class A common stock and unit warrants to acquire (i) Series A-2 Convertible Preferred Stock and (ii) additional seven-year warrants to acquire Class A common stock representing 27.5% coverage of the dollar amount invested with the valuation in calculating the number of Class A common shares underlying the warrant being limited to a $7.00 per share floor and $11.50 per share ceiling. We could be obligated to issue a significant number of shares of Class A common stock if the Series A Senior Convertible Preferred Stock and warrants noted above are exercised and converted. We also issued our financial advisors warrants to purchase 86,326 shares of our Class A common stock. In addition, members of our management and other affiliates own approximately 5,450,000 shares of our Class A common stock, representing approximately 15.6% of our outstanding Class A common stock as of August 31, 2004. Sale of a substantial number of the shares described above would likely have a significant negative affect on the market price of our Class A common stock.

Provisions of our Series A Senior Convertible Preferred Stock may prevent or make it more difficult for us to raise funds or take certain other actions

     In July 2004, we completed the private placement to four institutional investors of (i) an aggregate of 25,000 shares of our Series A-1 Convertible Preferred Stock, (ii) seven-year warrants to purchase up to an aggregate of 474,792 shares of our Class A common stock at an exercise price of $7.96 per share and (iii) unit warrants to purchase for a period of approximately 12 months up to $5,000,000 of our Series A-2 Convertible Preferred Stock and additional seven-year warrants to acquire Class A common stock representing 27.5% coverage of the dollar amount invested with the valuation in calculating the number of Class A common shares underlying the warrant being limited to a $7.00 per share floor and $11.50 per share ceiling. Provisions of the Series A Senior Convertible Preferred Stock may require us to obtain approval of the holders of such shares, or otherwise trigger rights of first refusal or payment provisions, to (i) incur debt or allow liens on our property, other than certain permitted debt and liens, (ii) issue or sell additional shares of our Class A common stock, (iii) amend our certificate of incorporation so as to affect adversely any rights of the preferred shareholders, (iv) authorize or create a new class of stock that will be senior or equal to the Series A Senior Convertible

Preferred Stock in terms of dividends, redemption or distribution of assets, or (v) take certain other actions. These provisions may make it more difficult for us to take certain corporate actions and could delay, discourage or prevent future financings.

Holders of our Series A Senior Convertible Preferred Stock may require us to redeem their Series A Senior Convertible Preferred Stock, and we will be required to redeem any shares of Series A Senior Convertible Preferred Stock that remain outstanding on the fifth anniversary of their issuance.

     If (i) at any time after the original issue date of the applicable series of Series A Senior Convertible Preferred Stock the closing price of our Class A common stock for any 42 days is less than $5.50, or (ii) we issue Class A common stock or common stock equivalents for less than $7.00 per share, then the holders of the Series A Senior Convertible Preferred Stock may require us to redeem their shares of the applicable series of Series A Senior Convertible Preferred Stock at a price equal to the amount of the original holder’s original investment, plus all accrued but unpaid dividends thereon to the date of payment and any applicable penalties; provided that if the redemption is pursuant to clause (i) above, we will not be required to redeem such shares earlier than the date that is seven months after the applicable original issue date. In addition, we will be required to redeem any shares of the Series A Senior Convertible Preferred Stock that remain outstanding on the fifth anniversary of their issuance at a price equal to the amount of the original holder’s original investment, plus all accrued but unpaid dividends thereon to the date of such payment. We can elect to pay the redemption price in shares of our Class A common stock if

•	the average closing price of our Class A common stock is $4.00 per share or above;

•	we have sufficient number of shares of Class A common stock available for issuance;

•	the shares of Class A common stock to be issued are registered under an effective registration statement;

•	our Class A common stock is listed on NYSE or other eligible market;

•	the shares to be issued can be issued without violating the rules of the NYSE or any applicable trading market or a provision of our agreement with the holders;

•	no bankruptcy event has occurred; and

•	certain other enumerated conditions.

     There can be no assurance that we will not have to redeem the Series A Senior Convertible Preferred Stock, or, if we do have to redeem the stock, that we will be able to pay the redemption price using shares of our Class A common stock. If we use common stock to redeem the Series A Senior Convertible Preferred Stock, your ownership interest may be significantly diluted. If we are required or elect to redeem shares of the Series A Senior Convertible Preferred Stock using cash, we may have to curtail our expansion and acquisition plans. In such event we would likely try to raise additional capital by issuing new stock, but there can be no assurance that capital will be available on acceptable terms or at all.

Loss of the services of the Citizens Chairman of the Board would likely hinder further development of the operating and marketing programs of Citizens and its strategy for expanding its business.

     Citizens relies heavily on the active participation of its Chairman of the Board, Harold E. Riley, in connection with the development and execution of operating and marketing plans and strategy for expanding its business. For instance, in the past Citizens has expanded business significantly through the acquisition of other insurance companies. Mr. Riley’s experience with mergers and acquisitions has been of considerable value in pursuing these opportunities. Citizens anticipates that this expertise will continue to be of substantial value in connection with any future acquisitions of insurance companies. The loss of his services would likely have a significant adverse effect on Citizens in these respects. Citizens does not have an employment agreement with Mr. Riley nor does it carry a key-man insurance policy on his life.

Purchasers of Class A common stock offered in this prospectus will likely be minority shareholders. These minority shareholders will not control Citizens, will have a limited ability to influence Citizens’ business policies and corporate actions, and will not be able to elect any directors of Citizens.

     It is difficult for our minority shareholders to elect any of its directors or otherwise exert influence over our business. Our outstanding Class B common stock elects a majority of our board of directors. All of the Class B common stock is owned indirectly by Harold E. Riley, Chairman of the Board, through the Harold E. Riley Trust. Additionally, Mr. Riley is the largest Class A shareholder. Therefore, as a practical matter, Mr. Riley has effective control over significant corporate transactions. Additionally, cumulative voting of shares is not permitted by our articles of incorporation. These factors would also make it more difficult and time consuming for a third party to acquire control of, or to change, our board of directors.

A substantial majority of our revenues come from overseas. This involves risks associated with business in third world countries, such as might result from political or economic instability, human rights violations or new laws or regulations.

     There is a risk of loss of a significant portion of sales overseas should adverse events occur in the countries from which we receive applications. A substantial amount of our revenues come from Latin America. For example, our primary insurance subsidiary, Citizens Insurance Company of America, provided 86% of our revenues during 2003. Of such revenues, approximately 81.5% were from residents of Latin America. Areas representing more than 10% of total premiums of Citizens Insurance Company of America for the years ended December 31, 2003, 2002 and 2001 were: Argentina 15.3%, 19.4%, and 23.3%; Columbia 26.3%, 25.1% and 21.9%; and Uruguay 6.8%, 8.0% and 10.2%, respectively. International operations consist of issuance of ordinary whole-life insurance policies around the world. These policies have an average face amount of $66,000 and are marketed by independent marketing firms primarily to heads of households in the top 5% income bracket around the world.

We are a defendant in a class action lawsuit which may adversely affect our financial condition and detract from management’s time.

     We are a defendant in a class action lawsuit filed in Texas, styled Delia Bolanos Andrade, et. al. v. Citizens Insurance Company of America, Citizens, Inc., Negocios Savoy, S.A., Harold E. Riley, and Mark A. Oliver, Case Number 99-09099, in which the class has been certified by the Texas District Court and affirmed by the Court of Appeals for the Third District of Texas. The suit alleges that life insurance policies offered to certain non-U.S. residents by Citizens’ insurance subsidiary are actually “securities” that were offered or sold in Texas by unregistered dealers in violation of the registration provisions of the Texas securities laws. The suit seeks class action status naming as a class all non-U.S. residents who purchased insurance policies or made premium payments since August 1996 and assigned policy dividends to an overseas trust for the purchase of our Company’s Class A common stock. The remedy sought is rescission of the insurance premium payments. We filed a petition with the Texas Supreme Court in early June 2003 for review of the decision of the Court of Appeals. The case is set for oral argument before the Texas Supreme Court on October 21, 2004. We believe the Plaintiff’s claim under the Texas securities laws is not valid and that the class defined is not appropriate for class certification and does not meet the legal requirements for class action treatment under Texas law.

     It is our intention to defend vigorously against the request for class certification, as well as to defend vigorously against the individual claims. We are unable to determine the potential financial magnitude of the claims in the event of a final class certification and the plaintiffs prevailing on the substantive action, although we would expect a significant adverse financial impact relating to any adverse final class action judgment.

     Litigation, such as the matter described above, will also detract from management’s time which would otherwise be devoted to our business.

You should not anticipate receiving cash dividends on your Citizens Class A common stock, because we have not paid any cash dividends and do not anticipate doing so in the foreseeable future.

     To date we have not paid cash dividends on its Class A common stock or Class B common stock as it is our policy to retain earnings for use in the operation and expansion of its business. Thus, you should not rely on your investment in Citizens if you require periodic dividend income. The only return on your investment in our Class A common stock will be the appreciation in the Class A shares, if any.

Policy lapses in excess of those actuarially anticipated would have a negative impact on our financial performance.

     Our profitability could be reduced if its lapse and surrender rate were to exceed the assumptions upon which it priced its insurance policies. Lapse occurs when premium payments are not made. Surrender of a policy occurs by an affirmative act of the policy holder and is usually accompanied by an economic benefit for the policy holder because the policy has accumulated value. Policy acquisition costs are deferred and recognized over the life of a policy.

At December 31, 2003, we had approximately $50 million of such deferred policy acquisition costs. We amortize these costs over 9.5 years, which is the average assumed life of the policies. Excess policy lapses, however, cause the immediate expensing or amortizing of deferred policy acquisition costs.

We operate in a highly competitive, mature industry, which could limit our ability to gain or maintain our position in the industry.

     We compete with more than 1,600 other life insurance companies of various sizes in the United States. The life insurance business is highly competitive. This is in part because it is a mature industry in the United States which, in recent years, has experienced no growth in life insurance sales. Competition has also increased because the life insurance industry is consolidating, with larger, more efficient organizations emerging from consolidation. Furthermore, mutual insurance companies are converting to stock ownership, which should give them greater access to capital markets, resulting in greater competition with respect to corporate finance as well. Additionally, legislation became effective in 2000 permitting commercial banks, insurance companies and investment banks to combine. This law permits, for instance, a commercial bank to acquire or form an insurance company. These factors have increased competitive pressures in general. Because of our limited nature of domestic marketing activities, there are no readily identifiable domestic competitors.

     Many life insurance companies have greater financial resources, longer business histories, and more diversified lines of insurance coverage than we do. These companies also generally have larger sales forces. We also face competition from companies operating in foreign countries and marketing in person as well as with direct mail sales campaigns. Although we may be at a competitive disadvantage to these entities, we believe that our products are competitive in the marketplace.

     Our international marketing plan stresses making available dollar-denominated life insurance products to high net worth individuals residing around the world. We experience competition primarily from the following sources around the world:

  Locally Operated Companies with Local Currency Policies. Citizens competes with companies formed and operated in the country in which the insureds reside. Generally, these companies are subject to risks of currency fluctuations, and use mortality tables based on experience of the local population as a whole. These mortality tables are typically based on significantly shorter life spans than those Citizens uses. Also, as a result of the foregoing factors, the statistical cost of insurance for these companies tends to be higher than Citizens.

  Foreign Operated Companies with Local Currency Policies. Another group of competitors consists of companies which are foreign to the countries in which the policies are sold but use the local currencies of those countries. Local currency policies entail risks of uncertainty due to local currency fluctuations as well as the perceived instability and weakness of local currencies. Citizens has observed that local currency policies, whether issued by foreign or locally operated companies, tend to focus on universal life insurance and annuities instead of whole life insurance as Citizens does.

  Foreign Operated Companies with U.S. Dollar Policies. Citizens also faces direct competition from companies that operate in the same manner as Citizens does. Citizens competes using its history of performance and its products.

     Competitors in Citizens’ international markets include National Western Life Insurance Company, Best Meridian Insurance Company and to a lesser extent, Pan American Life and AIG.

     Citizens’ ability to compete is dependent upon, among other things, its ability:

•	to market its insurance products;

•	to develop competitive and profitable products; and

•	to maintain low unit costs.

The insurance industry is highly regulated and our activities are restricted as a result. We expend substantial amounts of time and incur substantial expenses in connection with complying with applicable regulations, and we are subject to the risk that more burdensome regulations could be imposed on us.

     Our compliance with regulation in the United States is costly and time consuming. Insurance companies in the U.S. are subject to extensive regulation in the states where they do business. This regulation primarily protects policyholders rather than shareholders. The regulations require:

•	prior approval of acquisitions of insurance companies;

•	certain solvency standards;

•	licensing of insurers and their agents;

•	investment limitations;

•	deposits of securities for the benefit of policyholders;

•	approval of policy forms and premium rates;

•	tri-annual examinations; and

•	reserves for unearned premiums, losses and other matters.

     We are subject to regulation in each state in the U.S. in which we are licensed to do business. This regulation involves additional costs and restricts operations. We cannot predict the form of any future regulatory initiatives.

     We are regulated by the Colorado Division of Insurance under the Colorado Insurance Holding Company Act. Certain “extraordinary” intercorporate transfers of assets and dividend payments from our life insurance subsidiaries require prior approval by the Colorado Insurance Commissioner. Citizens also files detailed annual reports with the Colorado Division of Insurance and all of the states in which it is licensed. The business and accounts of our life insurance subsidiaries are subject to examination by the Colorado Division of Insurance, as well as inquiries and follow up, including investigations, of the various insurance regulatory authorities of the states in which our insurance subsidiaries are licensed.

     Our principal insurance subsidiary is qualified to do business as an insurance company only in the U.S. It does not have any assets or employees in foreign countries. In connection with business from foreign countries, we only accept applications at our main office. In addition, we require premium payments to be in U.S. dollars, which may include checks drawn on U.S. banks. We are not currently subject to regulation in the various foreign countries from which we receive applications for insurance. Although we provide insurance to foreign citizens, independent marketing firms, rather our employees, submit the applications. In this way we avoid conducting business in the foreign countries. However, we are unable to predict if foreign regulation will be implemented and, if so, the effect of any such regulation on our business.

Fluctuating interest rates could reduce our profitability.

     Rapid interest rate changes can result in increases in the lapse rates of policies in-force and hamper an insurance company’s ability to achieve a profit. We do not issue interest-sensitive or universal life insurance policies and we have only a small amount of annuity business. We do, however, have an investment portfolio that would likely be adversely affected in the event of material increases in interest rates. An insurance company’s profitability depends, in large part, on investing premiums and policy reserves at a higher interest rate than the returns distributed to existing policies.

There is a risk that we may not continue its past strategy of acquiring other U.S. life insurance companies, and that we may not realize improvements to our financial results as a result of past and future acquisitions.

     Over the past several years, we have acquired a number of small U.S. life insurance companies. Our objective in pursuing this acquisition strategy has been to increase the size of the U.S. segment of our business, improve our competitive position and increase our earnings, in part by allowing us to realize certain operating efficiencies associated with economies of scale. To date, increases in earnings have not been significant from the completed acquisitions compared to increases in existing business. However, there can be no assurance that suitable acquisitions, presenting opportunities for continued growth and operating efficiencies, will continue to be available to us, or that we will realize the anticipated financial results from its acquisitions.

Reinsurers with which we do business may not honor their obligations, leaving us liable for the reinsured coverage, and our reinsurers could increase their premium rates.

     We obtain a large amount of reinsurance from other insurance companies as our general policy is to retain the first $100,000 of risk on any life insurance policy and cede the remaining risk to its reinsurers. In 2003, we reinsured $260.9 million of our life insurance policies, and in 2002 we reinsured $152.1 million of its life insurance policies. Amounts reinsured in 2003 and 2002 represented approximately 60% and 37%, respectively, of the face amount of new life insurance issued in those years. However, we remain liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it. The cost of reinsurance is, in some cases, reflected in premium rates. Under certain reinsurance agreements, the reinsurer may increase the rate it charges us for the reinsurance. However, if the cost of reinsurance were to increase with respect to policies for which we have guaranteed the rates, we could be adversely affected.

We are subject to a risk of losing cash balances that are not insured.

     We maintain cash balances in two banks, Regions Bank and JPMorgan Chase Bank that are significantly in excess of the maximum $100,000 Federal Deposit Insurance Corporation coverage. For example, management estimates that amounts on deposit in 2004 have ranged from $1 million to $45 million. If either of these banks were to fail, we would likely lose a substantial amount of our cash deposits with that bank. We have no business relationship with either bank other than a credit facility with Regions Bank. We monitor the solvency of the banks and do not believe a material risk of loss exists because both banks’ capitalizations are substantially above the federally mandated levels of capital and liquidity.

Increased uncertainty due to terrorist attacks and war.

     Terrorist acts or acts of war may negatively impact our results of operation, financial condition, ability to raise capital or future growth. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security, and other acts of war or hostility have created economic and political uncertainties that could adversely affect our business and operating results in ways we that cannot presently predict. We are not insured for losses and interruptions caused by terrorist acts and acts of war.

ISSUANCE OF CLASS A COMMON STOCK TO THE SELLING SHAREHOLDERS

     On July 12, 2004, we completed a financing pursuant to which we issued to the selling shareholders (i) $12.5 million of Series A-1 Convertible Preferred Stock, which is convertible into Citizens Class A common stock at a fixed conversion price of $7.24 per share, (ii) seven-year warrants to purchase up to 474,792 shares of Citizens Class A common stock at an exercise price of $7.96 per share, and (iii) unit warrants giving such investors the right, and under certain conditions the obligation, for a period of approximately 12 months to purchase from us up to $5 million of Series A-2 Convertible Preferred Stock and additional seven-year warrants to purchase additional shares of our Class A common stock at an exercise price of $7.96 per share. In addition, the holders of Series A-1 Convertible Preferred Stock have the right at any time to invest up to an additional $12.5 million in the Series A-1 Convertible Preferred Stock. If certain conditions are met, we can increase the Series A-1 Convertible Preferred Stock issue by an additional $12.5 million. In either case, if additional amounts are invested in the Series A-1 Convertible Preferred Stock, the number of shares of Class A common stock issuable pursuant to the common stock warrants will be increased proportionately.

     Pursuant to the registration rights agreement which we entered into in connection with the financing, we have filed a registration statement, of which this prospectus forms a part, in order to permit the selling shareholders to resell to the public the shares of common stock they have or may acquire pursuant the Securities Purchase Agreement for the Series A Preferred Stock.

     In addition, pursuant to a Non-Exclusive Finder’s Agreement, dated as of September 29, 2003, with The Shemano Group, Inc. (“Shemano”), we agreed, among other things, to pay Shemano a cash fee of 7% of the gross offering proceeds and issue a warrant to purchase 86,326 shares of our Class A common stock as well as to register for resale such shares. As The Shemano Group was assisted by Jenkins Capital Management LLC and Dunwoody Brokerage Services, Inc., the foregoing fees were split amongst the three firms.

USE OF PROCEEDS

     The proceeds from the sale of the Class A common stock under this prospectus will belong to the selling shareholders. While we will not receive any proceeds from this offering, we will receive the proceeds, if exercised, from the warrants to purchase 474,792 shares of Class A common stock and the unit warrants to purchase $5.0 million Series A-2 Convertible Preferred Stock and the related warrants to purchase additional shares of Class A common stock. If we do receive any such proceeds, we will likely use such proceeds for acquisitions and general corporate purposes.

SELLING SHAREHOLDERS

     The selling shareholders may sell up to 7,073,060 shares of our Class A common stock pursuant to this prospectus. The shares of our Class A common stock offered by this prospectus were issued or may be issued to the selling shareholders in connection with the financing transaction described above under “Issuance of Class A Common Stock to the Selling Shareholders.” None of the selling shareholders has held any position or office, or has had any material relationship except as set forth in the financing transaction documents and Finder’s Agreement, with us within the past three years.

     The table below identifies the selling shareholders and other information regarding the beneficial ownership of the Class A common stock by each of the selling shareholders as of August 31, 2004. The first and second columns list the number and percentage, respectively, of the Class A common stock beneficially owned by each selling shareholder prior to the offering covered by this prospectus. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934. The denominator of the formula used to determine the percentage of shares beneficially owned prior to the offering by each respective selling shareholder includes (a) 34,935,419 shares of Class A common stock outstanding as of August 31, 2004, (b) the shares of Class A common stock issuable upon the conversion of the shares of Series A-1 Convertible Preferred Stock held by such selling shareholder, (c) the additional shares of Class A common stock issuable upon the conversion of the shares of Series A-1 Convertible Preferred Stock held by such selling shareholder following the increase in the investment in Series A-1 Convertible Preferred Stock from $12.5 million to $25 million, (d) the shares of Class A common stock issuable upon the exercise of the warrants for Class A common stock held by such selling shareholder, (e) the shares of Class A common stock issuable upon the conversion of the Series A-2 Convertible Preferred Stock issuable upon the exercise of the unit warrants for Series A-2 Convertible Preferred Stock and warrants for Class A common stock held by such selling shareholder, (f) the shares of Class A common stock issuable upon the exercise of the unit warrants for Series A-2 Convertible Preferred Stock and warrants for Class A common stock held by such selling shareholder and (g) the shares of Class A common stock issuable upon the payment of the September 30, 2004 dividend in respect of the Series A-1 Preferred Stock.

				Shares of Common
	Shares of Common Stock			Stock Beneficially
	Beneficially Owned			Owned Following the
	Before Offering		Number of Shares	Offering (1)
			of Common Stock
Name	Number	% of Class	Offered Hereby	Number	% of Class
Mainfield Enterprises, Inc. (2)	1,338,095	3.7%	1,338,095	0	—
Smithfield Fiduciary, LLC (3)	1,338,095	3.7%	1,338,095	0	—
Portside Growth and Opportunity Fund (4)	1,338,095	3.7%	1,388,095	0	—
Steelhead Investments Ltd. (5)	1,338,095	3.7%	1,388,095	0	—
The Shemano Group, Inc. (6)	43,163	*	43,163	0	—
Jenkins Capital Management, LLC (7)	38,847	*	38,847	0	—
Dunwoody Brokerage Services, Inc. (8)	4,316	*	4,316	0	—

* Less than 1%.

(1)	We do not know when or in what amounts a selling shareholder may offer shares for sale. The selling shareholders may choose not to sell any of the shares offered by this prospectus. This table assumes the sale by the selling shareholders of all of the shares of common stock available for resale under this prospectus.

(2)	Pursuant to an investment management agreement, Mor Sagi has voting discretion and investment control over the shares held by Mainfield Enterprises, Inc. Mor Sagi disclaims beneficial ownership of such shares.

(3)	Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(4)	The Investment Advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, LLC. The Managing Member of Ramius Capital Group, LLC is C4S & Co. LLC, the Managing Members of which are Peter Cohen, Morgan Stark, Thomas Strauss and Jeffrey Solomon. As such, Messrs. Cohen, Stark, Strauss and Solomon may be deemed beneficial owners of the shares. Messrs. Cohen, Stark, Strauss and Solomon therefore disclaim beneficial ownership of such shares.

(5)	HBK Investments L.P. has voting and investment control over the securities of Steelhead Investments Ltd. pursuant to an Investment Management Agreement. Each of Benjamin Heller, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar may be deemed to have voting and investment control over such securities as the members of HBK Management LLC, the general partner of HBK Partners II L.P., which is the general partner of HBK Investments L.P. Each of Benjamin Heller, Kenmneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar disclaim beneficial ownership of the securities held by Steelhead Investments Ltd.

(6)	Gary Shemano controls The Shemano Group, Inc. and consequently has voting control and investment discretion over securities held by The Shemano Group.

(7)	David Jenkins controls Jenkins Capital Management, LLC. and consequently has voting control and investment discretion over securities held by Jenkins Capital Management.

(8)	Robert Hopkins controls Dunwoody Brokerage Services, Inc. and consequently has voting control and investment discretion over securities held by Dunwoody Brokerage Services.

     The agreements with the Series A Senior Convertible Preferred Stock investors provide that the number of shares of our Class A common stock that may be acquired by the holder upon any exercise or conversion of Series A Senior Convertible Preferred Stock is limited to the extent necessary to ensure that, following such exercise, the total number of shares of our Class A common stock then beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of our Class A common stock would be aggregated with the holders for purposes of Section 13(d) of the Securities Exchange of 1934 does not exceed 9.999% of our Class A common stock (including shares of our Class A common stock issuable upon such conversion).

PLAN OF DISTRIBUTION

     The selling shareholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

     Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

     The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

     The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

     The selling shareholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We are required to pay all fees and expenses incident to the registration of the shares of common stock, including the fees and disbursements of counsel to the selling shareholders. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling shareholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling shareholders.

EXPERTS

     The consolidated financial statements of Citizens, Inc. and subsidiaries as of December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003 are incorporated herein by reference to Citizens, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003 and are so included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing in such Annual Report on Form 10-K and upon the authority of said firm as experts in accounting and auditing.